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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Legrand S.A.
(Translation of registrant's name into English)

82, rue Robespierre—BP 37
93170 Bagnolet Cedex
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	Press release dated October 2, 2003 announcing Legrand's change of status from a company listed on Euronext Paris S.A., the Paris Stock Exchange, to a private company.

Loss of Status as Publicly Listed Company

Legrand

Limited liability company with share capital amounting to €56,320,674.
Registered Office: 128, avenue du Maréchal de Lattre de Tassigny, 87 000 Limoges
R.C.S. Limoges 758.501.001

Opinion relating to the loss of the status of public issuer of securities in France

The common and preferred shares of Legrand, which were the only financial instruments issued by Legrand and admitted for trading to Euronext S.A., the Paris stock exchange, were subject to the public buy-out offer (offre publique de retrait) which was completed on September 24, 2003. Results of the public buy-out offer were published by the Financial Markets Council ("Conseil des marchés financiers, CMF") on October 1, 2003 (Opinion of the Financial Markets Council, the CMF, no. 203C1550). A squeeze-out procedure (retrait obligatoire) for the remaining shares held by the public was completed on October 2, 2003. The common and preferred shares of Legrand have ceased to be listed on Euronext S.A., the Paris stock exchange, on October 2, 2003. Consequently all outstanding share capital of Legrand is held by FIMAF. In accordance with Rule no.98-10 of the COB ("Commission d'opérations de bourse"), as of the date of this opinion, Legrand shares are no longer held by the public.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND S.A.
Date: October 17, 2003	Registrant
	By:	/s/ Patrice Soudan Name: Patrice Soudan Title: Chief Financial Officer

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Loss of Status as Publicly Listed Company Legrand
Signatures